AKERS bioscienceS, inc.

201 GROVE ROAD

THOROFARE, NJ 08086

January 17, 2014

Via E-mail

Jeffrey P. Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Bioscience, Inc.
Registration Statement on Form S-1/A
Filed on January 22, 2014
File No. 333-190456

Dear Mr. Riedler:

Akers Biosciences, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above captioned Registration Statement (the “Filing”) so that it may become effective at 5:15 p.m. Eastern Standard Time on January 22, 2014 or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Joseph Lucosky at (732) 395-4402.

In connection with the Company’s request for acceleration of effectiveness of the Filing , the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Thomas A. Nicolette

Thomas A. Nicolette

Chief Executive Officer

Akers Biosciences, Inc.